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Pan American Silver to announce first quarter 2021 unaudited results and host Annual General and Special Meeting of shareholders on May 12
Vancouver, B.C. - April 16, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) will announce its unaudited results for the first quarter of 2021 after market close on Wednesday, May 12, 2021. Pan American will also be holding its Annual General and Special Meeting of shareholders (the "Meeting") the same day at 6:00 pm ET (3:00 pm PT).

First Quarter 2021 Unaudited Results Conference Call and Webcast
Pan American will host a conference call and webcast to discuss the first quarter 2021 results:

Date:	Thursday, May 13, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com

Annual General and Special Meeting of Shareholders
Pan American is scheduled to hold the Meeting on Wednesday, May 12, 2021 at 6:00 pm ET (3:00 pm PT), as provided in Pan American’s 2021 Information Circular (the “Circular”).
Due to the COVID-19 pandemic and government and public health authority guidance and restrictions on public gatherings, shareholders and proxyholders should not attend the Meeting in person and are urged to vote in advance by proxy, as discussed in the Circular.
The Meeting may be accessed remotely via live conference call and audio webcast. Material related to the Meeting is available at panamericansilver.com/investors/events&presentations under the heading "Annual General and Special Meeting" and at panamericansilver.com/investors/reports&filings.
Details for the Meeting conference call and webcast are as follows:

Date:	Wednesday, May 12, 2021
Time:	6:00 pm ET (3:00 pm PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's

PAN AMERICAN SILVER CORP. 1

second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com